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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*


                          ALEXION PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                    015351109
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                                 (CUSIP Number)

                               DR. ANDREAS BREMER
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------

                                    COPY TO:

                             DANIEL L. GOELZER, ESQ.
                                BAKER & MCKENZIE
                          815 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20006
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  MARCH 4, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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CUSIP No.      015351109
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      1.  Names of Reporting Persons.      BB BIOTECH AG

          I.R.S. Identification Nos. of above persons (entities only).

          NOT APPLICABLE: FOREIGN CORPORATION

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      2.  Check the Appropriate Box if a Member of a Group

           (a)

           (b)
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      3.  SEC Use Only
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      4.  Source of Funds             WC
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      5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
          Items 2(d) or 2(e)
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      6.  Citizenship or Place of Organization             SWITZERLAND
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  Number of           7.    Sole Voting  Power                     0
  Shares Bene               ----------------------------------------------------
  ficially by         8.    Shared Voting Power                    1,824,113
  Owned by Each             ----------------------------------------------------
  Reporting           9.    Sole Dispositive Power                 0
  Person With               ----------------------------------------------------
                     10.    Shared Dispositive Power               1,824,113
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     11.  Aggregate Amount Beneficially Owned by Each Person reporting Person

          1,824,113
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain shares
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     13.  Percent of Class Represented by amount in Row (11)           16.3%
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     14.  Type of Reporting Person        HC, CO
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                                   Page 2 of 5
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  CUSIP No.    015351109
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      1.  Names of Reporting Persons.      BIOTECH TARGET S.A.

          I.R.S. Identification Nos.  of above persons (entities only).

          NOT APPLICABLE: FOREIGN CORPORATION
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group

          (a)

          (b)
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      3.  SEC Use Only
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      4.  Source of Funds       AF
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      5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
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      6.  Citizenship or Place of Organization      PANAMA
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  Number of           7.  Sole Voting  Power                    0
  Shares Bene-            ------------------------------------------------------
  ficially by         8.  Shared Voting Power                   1,824,113
  Owned by Each           ------------------------------------------------------
  Reporting           9.  Sole Dispositive Power                0
  Person With             ------------------------------------------------------
                     10.   Shared Dispositive Power             1,824,113
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Person reporting Person

          1,824,113
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain shares
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     13.  Percent of Class Represented by amount in Row (11)    16.3%
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     14.  Type of Reporting Person        CO
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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           Items 5(a), 5(b) and 5(c) are hereby amended to read as follows:

           (a) BB Biotech may be deemed to be the indirect beneficial owner of the 1,824,113 shares of the common stock of Alexion Pharmaceuticals, Inc., par value $.0001 per share, (the "Common Stock") held directly by Biotech Target as of May 26, 1998, which represent approximately 16.3% of the outstanding shares of the Common Stock. No shares of the Common Stock are directly beneficially owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of the Common Stock.

           (b) The number of shares of the Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to indirectly beneficially own the shares of the Common Stock which are directly beneficially owned by Biotech Target within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 1,824,113 shares of the Common Stock held directly by Biotech Target.

           (c) Biotech Target has engaged in the following transactions with respect to the Common Stock during the past 60 days: On March 4, 1998 Biotech Target purchased 670,000 shares of the Common Stock in a privately negotiated transaction pursuant to a Stock Purchase Agreement dated as of March 4, 1998 (the "March 1998 Agreement") for an aggregate consideration of $8,830,600. The March 1988 Agreement is included as Exhibit Number 6, which Exhibit is incorporated herein by reference. Biotech Target also received 70,831 shares of the Common Stock from Alexion as a dividend, pursuant to the terms of the March 1988 Agreement between Alexion and Biotech Target. As of May 26, 1998, Biotech Target directly holds approximately 16.3% of the outstanding shares of the Common Stock.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER

           Item 6 is hereby amended to add the following disclosure:

           Pursuant to the March 1998 Agreement, Alexion and Biotech Target have agreed to the following provisions as they relate to the shares of the Common Stock held directly by Biotech Target:

           (a) Registration Rights. Alexion has provided Biotech Target with certain registration rights with respect to the resale of shares of the Common Stock directly beneficially owned by Biotech Target. Among other things, Alexion has agreed to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to register the resale of the shares by Biotech Target by March 14, 1998 and to use its best efforts to cause such registration statement to be declared effective within 90 days after the registration statement is filed by Alexion.

           (b) Reference to the March 1998 Agreement. The response to this Item 6 is qualified in its entirety by reference to the March 1998 Agreement, the full text of which is filed as Exhibit 6 hereto and incorporated herein by reference.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

           Item 7 is hereby amended to add the following:

           Exhibit 6: Stock Purchase Agreement dated as of March 9, 1998.


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                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BB BIOTECH AG

  Date:   May 26, 1998                    By:     /s/ Hans-Joerg Graf
                                                  -----------------------
                                          Name:   Hans-Joerg Graf
                                                  Signatory Authority


  Date:   May 26, 1998                    By:     /s/ Dr. Victor Bischoff
                                                  -----------------------
                                          Name:   Dr. Victor Bischoff
                                                  Vice Chairman and Director


                                          BIOTECH TARGET, S.A.

  Date:   May 26, 1998                    By:     /s/ Dr. Andreas Bremer
                                                  -----------------------
                                          Name:   Dr. Andreas Bremer
                                                  Signatory Authority

  Date:   May 26, 1998                    By:     /s/ Dr. Anders Hove
                                                  -----------------------
                                          Name:    Dr. Anders Hove
                                                   Signatory Authority

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